UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ nº 02.558.157/0001-62 –NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”), in compliance with and for the purposes of CVM Instruction No. 358/2002 (“ICVM 358”), hereby informs its shareholders and the market in general that, in a Meeting held on August 2nd, 2021, the Company’s Board of Directors has approved the execution, on the same date, of a Share Purchase and Investment Agreement (“SPIA”), where (i) the Company sold part of its stake in the capital issued by its subsidiary Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo Brasil”), representative of 20% of its total capital, to Telefónica Cybersecurity & Cloud Tech, S.L. (“TC&CT”), indirectly controlled by Telefónica S.A., for the total amount of R$22.0 million; and (ii) TC&CT subscribed 190,000 CloudCo Brasil common, nominative, with no-par value shares, for a total issue price of R$76.0 million, of which R$25.0 million to be paid on the date mentioned above and R$51.0 million to be paid in two installments by January 2023, all based on an assessment report prepared by a specialized independent company (“Operation”).

As a consequence of the Operation, 50.01% of CloudCo Brasil’s total capital is now held by the Company and 49.99% owned by TC&CT. The relationship between the Company and TC&CT, in respect to CloudCo Brasil’s scope, will be regulated by a Shareholders’ Agreement, that was also signed on this date. Both the SPIA and the Shareholders’ Agreement have terms and conditions that are common to this type of transaction.

As a preliminary step in the implementation of the Operation, certain assets, contracts and employees have been transferred from the Company and its indirect subsidiary Telefônica Infraestrutura e Segurança Ltda, to CloudCo Brasil, all of which are strictly related to cloud computing activities.

The Operation will allow the Company, in partnership with TC&CT, to develop a Brazilian company dedicated to cloud computing solutions and services for the B2B segment, aiming to elevate its positioning and offering, to capture the significant growth opportunities in this sector.

Additionally, the Operation also ensures that the Company continues to manage the relationship with end customers, as it includes a commercial contract, through which the Company will act as CloudCo Brasil’s exclusive sales channel.

The Operation is not subject to the need for any regulatory authorizations or additional approvals, besides those already obtained by the Company’s governing bodies, and it does not change the capital structure of the Company, nor causes any dilution to its shareholders, generating value for them by accelerating growth and increasing its operational efficiency.

São Paulo, August 2nd, 2021.

DAVID MELCON SANCHEZ-FRIERA

CFO & Investor Relations Director

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430 3687 - Email: ir.br@telefonica.com

Information Available at www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 2, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director